LOAN AUTOMATIC LLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT
AND
FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION
(JANUARY 22, 2020) TO SEPTEMBER 30, 2020

LOAN AUTOMATIC LLC

CONTENTS

ACS

ACQUAVELLA, CHIARELLI, SHUSTER, LLP
Certified Public Accountants and Advisors

517 Route One, Iselin, NJ 08830
732.855.9600
One Penn Plaza, 36th Floor, New York, NY
212.867.1319
www.acsaccounting.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the members
Loan Automatic, LLC
Vernon, Connecticut

We have reviewed the accompanying financial statements of **Loan Automatic, LLC**, which comprise the balance sheet as of September 30, 2020, and the related statements of income and members' equity and cash flows for the period from Inception (January 22, 2020) to September 30, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Loan Automatic, LLC, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Acquavella, Chiarelli, Shuster, LLP

Iselin, New Jersey
October 29, 2020

LOAN AUTOMATIC LLC

BALANCE SHEET

	September 30, 2020
ASSETS	
Current assets:	
Cash	$ 5,200
Accounts receivable	24,790
Total current assets	29,990
Internally developed software	148,600
Total assets	$ 178,590
LIABILITIES AND MEMBERS' EQUITY	
Current liabilities:	
Advance for membership interest	$ 9,000
Due to members	140,095
Advance for internally developed software	25,000
Total current liabilities	174,095
Members' equity	4,495
Total liabilities and members' equity	$ 178,590

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF INCOME

	For the Period from Inception (Janurary 22, 2020) to September 30, 2020
Transaction fee income	$ 24,790
Operating expenses	
Selling, general and administrative expenses	20,295
Net income	$ 4,495

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

	For the Period from Inception (Janurary 22, 2020) to September 30, 2020
Members' equity, January 22, 2020	-
Net income	4,495
Members' equity, September 30, 2020	$ 4,495

See independent accountant's review report and notes to financial statements.

LOAN AUTOMATIC LLC

STATEMENT OF CASH FLOWS

For the period from Inception (Janurary 22, 2020) to September 30, 2020		
Cash flows from operating activities:		
Net income	$	4,495
Adjustments to reconcile net income to net cash used in operating activities:		
(Increase) decrease in operating assets:		
Accounts receivable		(24,790)
Net cash used in by operating activities		(20,295)
Cash flows used in investing activities:		
Capitalized cost of internally developed software		(148,600)
Cash flows from financing activities:		
Advance for membership interest		9,000
Advance for internally developed software		25,000
Advances from members		140,095
Net cash provided by financing activities		174,095
Net increase in cash		5,200
Cash, beginning of the period		-
Cash, end of the period	$	5,200

See independent accountant's review report and notes to financial statements.

1. Nature of Operations

Nature of Operations

Loan Automatic, LLC ("Automatic"), was organized in the State of Delaware as a limited liability company on January 22, 2020. Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. This platform is being developed in collaboration with Signal Auto Broker (a related entity). Automatic plans to offers a full suite of ancillary products such as warranties, servicing contracts, and insurance options that enhance the user experience and the ability to be a one-stop shop for used car financing. Currently, around 300 dealers are utilizing Automatic's platform. Automatic's vision is to deliver a market leading suite of synergistic technologies capable of revolutionizing used car financing nationwide.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates because of the uncertainty inherent in such estimates. Automatic makes significant estimates in many areas of its accounting, including but not limited to the following: fee income receivables, allowances and accruals.

Cash and Cash Equivalents

For the purpose of statement of cash flows, cash and cash equivalents are highly liquid debt instruments with original maturities of three months or less. As of September 30, 2020, Automatic did not have any cash equivalents.

Impairment of Long-Lived Assets

Automatic evaluates and records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired using the undiscounted cash flows estimated to be generated by those assets. Long-lived assets to be disposed of are reported at the lower of their carrying amounts or fair values less disposal costs. There was no impairment of long-lived assets during the period from inception (January 22, 2020) to September 30, 2020.

2. Summary of Significant Accounting Policies (Continued)

Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. Automatic complies with FASB ASC 350-10, Accounting for Costs of Computer Software Developed or Obtained for Internal Use, which requires that the Company expenses computer software costs as they are incurred in the preliminary project stage. Once capitalization criteria have been met, external direct costs of materials and services consumed in developing or obtaining internal-use computer software and the payroll and payroll related costs for employees who are directly associated with and who devote time to the internal-use computer software are capitalized. In addition, consulting fees related to the development are also capitalized. Any cost that improves the useful life of the asset will be capitalized. Capitalized software costs are amortized on a straight-line basis over five years. See Note 3 – Internally Developed Software for additional information.

Revenue Recognition

Revenue is recognized when the following fundamental criteria are met:

- Persuasive evidence of an agreement exists
- Delivery has occurred or the services have been rendered
- The fee is fixed or determinable, and
- Collection of the resulting receivable is reasonably assured

Automatic earns transaction fee income at a certain basis points of loans facilitated through its fintech platform. Income is earned and recognized upon issuance of loan.

Accounts Receivable and Credit Policy

Accounts receivable are due under the normal terms which generally range from thirty to sixty days from the invoice date. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice.

Based on review its accounts receivable balances and evaluation of collectability, Automatic has determined that allowance for doubtful accounts was not required as of September 30, 2020.

Selling, General and Administrative Expenses

Selling, general and administrative (SG&A) expenses are comprised primarily of travel and other general and administrative costs.

Income Taxes

Automatic is a Limited Liability Company ("LLC") for income tax purposes. In lieu of corporate income taxes, the owners are taxed on their proportionate share of Automatic's taxable income. Accordingly, no liability for federal or state income tax and no provision for federal or state income taxes have been included in the financial statements.

2. Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties

Automatic's business may be affected by a variety of events. These risks potentially may have a material impact on Automatic's financial position, results of operations and/or reputation. The risks are as follows:

Economic trends that affect the automotive retail industry – Economic trends that negatively affect the automotive retail industry or the indirect automotive financing industry may adversely affect Automatic's business by further reducing the amount of indirect automobile financing transactions that it earns revenue on. Purchases of new automobiles are typically discretionary for consumers and have been, and may continue to be, affected by negative trends in the economy, including the cost of energy and gasoline, the availability and cost of credit, increased federal and other taxation, residential and commercial real estate markets, reductions in business and consumer confidence, stock market volatility and increased unemployment, as well as due to other factors, such as longer warranties and higher quality vehicles, which may reduce the overall number of vehicles purchased during consumers' lifetimes, disruptions in available inventories of vehicles and pricing and purchase incentives for vehicles. A reduction in the number of automobiles purchased by consumers could adversely affect Automatic's business.

Competitive market – Competition in the automotive retail technology industry is intense. The automotive retail technology industry is highly fragmented and subject to changing technologies, shifting customer needs and frequent introductions of new solutions, and is served by a variety of entities, including digital marketing companies, web-based automotive finance credit application processors, the proprietary credit application processing systems of the lender affiliates of automobile manufacturers, automotive retail sales desking providers and vehicle configuration providers. Arrival of a new low-cost alternative or a better integrated system could adversely affect Automatic's business.

Regulatory consideration – As of now, there is no regulatory requirement on the automotive retail technology industry. Automatic's performance will be impacted if in future, its activities are subject to certain regulators.

The extent of the impact of the coronavirus ("COVID-19") outbreak on operations of Automatic will depend on future developments, including the duration and spread of the outbreak, related advisories and restrictions, government actions, the impact on financial markets and the overall economy, all of which are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, Automatic's operations may be affected. However, Automatic does not expect that the outbreak will have a material adverse effect on operations or financial results at this time.

Adoption of Accounting Pronouncements

Revenue from Contracts with Customers

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), and all related amendments. ASC 606 supersedes most existing revenue recognition guidance. ASC 606 provides a principles-based framework for recognizing revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects in exchange for the goods or services provided. It also requires enhanced disclosures to enable users of financial statements to understand the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The two permitted transition methods under the guidance are the full retrospective approach or a cumulative effect adjustment to the opening retained earnings in the year of adoption. For nonpublic companies the new guidance was effective for annual reporting periods beginning after December 15, 2018 and interim and annual reporting periods after those reporting periods

2. Summary of Significant Accounting Policies (Continued)

Adoption of Accounting Pronouncements (Continued)

Revenue from Contracts with Customers (Continued)

Revenues from product sales is recognized only when the parties to the contract have approved it and are committed to perform their respective obligation, Automatic can identify each party's rights regarding the distinct goods or services to be transferred ("performance obligations"), Automatic can determine the transaction price for the goods or services to be transferred, the contract has commercial substance and it is probable that Automatic will collect the consideration to which it is entitled in exchange for the goods or services that will be transferred to the customer.

Revenues are recorded in the amount of consideration to which Automatic expects to be entitled in exchange for performance obligations upon transfer of control to the customer, excluding amounts collected on behalf of other third parties and sales taxes. Automatic has adopted ASC 606 and all related amendments since its inception on January 22, 2020.

3. Internally Developed Software

Automatic has developed a fintech platform for facilitating loan processing in the auto industry. The platform is providing independent dealers with liquidity opportunities through established capital market partnerships with credit unions, banks, and private institutional investors. The platform is yet to be fully integrated. Accordingly, all costs are currently being capitalized and the amortization will begin once the software is in service.

Internally developed software consisted of the following as of September 30, 2020:

Capitalized development costs	$ 148,600

4. Advance for Membership Interest

Automatic has received an advance of $9,000 from a potential investor towards membership interest. The membership interest has not been allocated as of September 30, 2020.

5. Due to Members

Members of Automatic have collectively advanced funds for day to day operations. These funds are non-interest bearing and due on demand. The total due to members on September 30, 2020 was $140,095.

6. Advance for Internally Developed Software

Automatic has received an advance from an unrelated party for $25,000 that is to be used for the development of Automatic's internal software. In exchange for this advance, Automatic and the unrelated party agreed to enter into a revenue sharing arrangement which the terms are to be determined at a later date.

See independent accountant's review report.

7. Significant Concentrations and Related Party

Financial instruments which potentially subject the Automatic to concentrations of credit risk consist primarily of cash and cash equivalents.

Concentration of Credit Risk

Automatic maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limit up to $250,000 per depositor per bank. Automatic has not experienced any losses in such accounts. Automatic believes it is not exposed to any significant credit risk on cash.

Customer

For the period from inception (January 22, 2020) to September 30, 2020, 100% of transaction fee was earned from an entity owned by one of the members of Automatic. This customer accounted for 100% of accounts receivable at September 30, 2020.

8. Subsequent Events

For the period from inception (January 22, 2020) to September 30, 2020, Automatic has evaluated subsequent events for potential recognition and disclosure through October 29, 2020, the date the financial statements were available to be issued. Automatic has determined that there were no subsequent events that would require disclosure in the financial statements.